SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated May 18, 2007

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	7852W	May 17, 2007
2.	Regulatory News Service Notice	7846W	May 17, 2007
3.	Regulatory News Service Notice	7648W	May 17, 2007
4.	Regulatory News Service Notice	7645W	May 17, 2007
5.	Regulatory News Service Notice	6494W	May 15, 2007
6.	Regulatory News Service Notice	5535W	May 14, 2007
7.	Regulatory News Service Notice	5524W	May 14, 2007

dw 6/7

SEC File No. 82-34751

"emailalert@hemscott.co.uk"
<emailalert@hemscott.co.uk>

05/17/07 07:26 AM

To "eleanor.besserman@ele...
<eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Director/PDMR Shareholding

This Email Alert service is brought to you by Elementis

RNS Number:7852W
Elementis PLC
17 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ELEMENTIS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

BRIAN TAYLORSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE 5 BELOW

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION RELATES TO THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5P ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BRIAN TAYLORSON

8 State the nature of the transaction

EXERCISE OF AN EXECUTIVE OPTION AND SALE OF SHARES ACQUIRED

9. Number of shares, debentures or financial instruments relating to shares acquired

642,857

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.145 %

11. Number of shares, debentures or financial instruments relating to shares disposed

642,857

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.145 %

13. Price per share or value of transaction

642,857 SHARES AQUIRED AT AN EXERCISE PRICE OF 35.00P
642,857 SHARES DISPOSED OF AT 92.00P

14. Date and place of transaction

17 MAY 2007, LONDON

15. Total holding following notification and total percentage holding following
notification (any treasury shares should not be taken into account when calculating percentage)

381,096 (0.085%)

16. Date issuer informed of transaction

17 MAY 2007

If a person discharging managerial responsibilities has been granted options by
the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be
fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KATHRYN SILVERWOOD, 020 7408 9300

Name and signature of duly authorised officer of issuer responsible for making notification

KATHRYN SILVERWOOD - COMPANY SECRETARY

Date of notification

17 MAY 2007

....

END

"emailalert@hemscott.co.uk"
<emailalert@hemscott.co.uk>

05/17/07 07:23 AM

To "eleanor.besserman@elementis.com"
<eleanor.besserman@elementis.com>
cc
bcc

Subject News Alert: Elementis PLC - Director/PDMR Shareholding

This Email Alert service is brought to you by Elementis

RNS Number:7846W
Elementis PLC
17 May 2007

Elementis PLC
17 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ELEMENTIS PLC

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

MATTHEW PEACOCK

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HANOVER 1 FUND LP
HANOVER 1 MASTER FUND LP

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION RELATES TO THE PERSON REFERRED TO IN 4 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5P ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

VIDACOS NOMINEES LIMITED - 2,924,346 SHARES ON BEHALF OF HANOVER 1 FUND LP
VIDACOS NOMINEES LIMITED - 3,461,316 SHARES ON BEHALF OF HANOVER 1 MASTER FUND LP

8 State the nature of the transaction

SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

6,385,662

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

1.45 %

13. Price per share or value of transaction

6,385,662 SHARES DISPOSED OF AT 88.25P

14. Date and place of transaction

14 MAY 2007, LONDON

15. Total holding following notification and total percentage holding following
notification (any treasury shares should not be taken into account when calculating percentage)

0 (0%)

16. Date issuer informed of transaction

17 MAY 2007

If a person discharging managerial responsibilities has been granted options by
the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be
fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KATHRYN SILVERWOOD, 020 7408 9300

Name and signature of duly authorised officer of issuer responsible for making notification

KATHRYN SILVERWOOD - COMPANY SECRETARY

Date of notification

17 MAY 2007

END
RDSEAASXFAEXEFE

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

05/17/07 04:41 AM

To "eleanor.besserman@eleme..." <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:7648W
Elementis PLC
17 May 2007

Elementis PLC

17 May 2007

Elementis plc ("the Company")

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

JPMorgan Chase & Co

4. Full name of shareholder(s) (if different from 3):

J.P.Morgan International Bank Limited

J.P. Morgan Investment Management Inc.

JPMorgan Asset Management (UK) Limited

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

11 May 2007

6. Date on which issuer notified:

16 May 2007

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

GB0002418548

Situation previous to the Resulting situation after the triggering transaction

Number of shares 26,060,356

Number of Voting Rights 26,060,356

Resulting situation after the triggering transaction

Number of shares 19,986,929

Number of voting rights Direct

Number of voting rights Indirect 19,986,929

% of voting rights Direct

% of voting rights Indirect 4.52%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted.

% of voting rights

Total (A+B)

Number of voting rights 19,986,929

% of voting rights 4.52%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Total disclosable holding for JPMorgan Chase & Co : 19,986,929 (4.52%)

Holdings by controlled undertakings of JPMorgan Chase & Co. are as follows:

J.P.Morgan International Bank Limited
J.P. Morgan Investment Management Inc.
JPMorgan Asset Management (UK) Limited

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

14. Contact name: Ricky Crump

15. Contact telephone number: 020 7777 0424

END
HOLIIFVAEAIDLID

SEC File No. 82-34751

"emailalert@hemscott.co.uk"
<emailalert@hemscott.co.uk>

05/17/07 04:37 AM

To "eleanor.besserman@elementis.com"
<eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:7645W
Elementis PLC
17 May 2007

Elementis PLC
17 May 2007

Elementis plc ("the Company")

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Barclays plc

4. Full name of shareholder(s) (if different from 3):

Barclays Bank plc
Barclays Bank Trust Company Ltd
Barclays Capital Securities Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Stockbrokers Ltd
Gerrard Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

11 May 2007

6. Date on which issuer notified:

16 May 2007

7. Threshold(s) that is/are crossed or reached:

7% to 8%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

GB0002418548

Situation previous to the Resulting situation after the triggering transaction

Number of shares 35,042,898

Number of Voting Rights 35,042,898

Resulting situation after the triggering transaction

Number of shares 35,466,092

Number of voting rights Direct 0

Number of voting rights Indirect 35,466,092

% of voting rights Direct 0%

% of voting rights Indirect 8.02%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted.

% of voting rights

Total (A+B)

Number of voting rights 35,466,092

% of voting rights 8.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Barclays Bank plc
Barclays Bank Trust Company Ltd
Barclays Capital Securities Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Stockbrokers Ltd
Gerrard Ltd

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Geoff Smith

15. Contact telephone number: 020 7116 2913

END
HOLIIFVAERIDLID

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

05/15/07 11:21 AM

To "eleanor.besserman@elemer.. ...." <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:6494W
Elementis PLC
15 May 2007

Elementis PLC
15 May 2007

Elementis plc ("the Company")

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Lloyds TSB Group plc

4. Full name of shareholder(s) (if different from 3):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

11 May 2007

6. Date on which issuer notified:

15 May 2007

7. Threshold(s) that is/are crossed or reached:

Dropped below 6%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

0241854

Situation previous to the Resulting situation after the triggering transaction

Number of shares 29,086,737

Number of shares Voting Shares 29,086,737

Resulting situation after the triggering transaction

Number of shares	26,421,237
Number of voting rights	Direct 25,853,918
Number of voting rights	Indirect 567,319
% of voting rights	Direct 5.85%
% of voting rights	Indirect 0.128%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted.

% of voting rights

Total (A+B)

Number of voting rights	26,421,237
% of voting rights	5.978%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Philip Mason

15. Contact telephone number: 01444 418127

END
HOLILFLRERIELID

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

05/14/07 09:51 AM

To "eleanor.besserman@elemen........
<eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - ESOT Purchase

This Email Alert service is brought to you by Elementis

RNS Number:5535W
Elementis PLC
14 May 2007

Elementis plc ("the Company")

The Company's Employee Share Ownership Trust (ESOT) has today notified the Company that it has purchased 46,495 ordinary shares in Elementis plc.

The aggregate purchase price of £41,032 paid by the Trust will be met out of funds provided by the Company.

Kathryn Silverwood
Company Secretary

14 May 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLBSGDUISBGGRS

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

05/14/07 09:42 AM

To "eleanor.besserman@elementis.com" <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Director/PDMR Shareholding

This Email Alert service is brought to you by Elementis

RNS Number:5524W
Elementis PLC
14 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
ELEMENTIS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director
DAVID DUTRO

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE 5 BELOW

5. Indicate whether the notification is in respect of a holding of the person

referred to in 3 or 4 above or in respect of a non-beneficial interest
THE NOTIFICATION RELATES TO THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
5P ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
DAVID DUTRO

8 State the nature of the transaction
EXERCISE OF AN EXECUTIVE OPTION AND SALE OF SHARES ACQUIRED

9. Number of shares, debentures or financial instruments relating to shares acquired
366,872

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.083 %

11. Number of shares, debentures or financial instruments relating to shares disposed
366,872

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
0.083 %

13. Price per share or value of transaction
146,838 SHARES AQUIRED AT AN EXERCISE PRICE OF 35.00P
46,495 SHARES AQUIRED AT AN EXERCISE PRICE OF 00.00P
173,539 SHARES AQUIRED AT AN EXERCISE PRICE OF 29.00P
366,872 SHARES DISPOSED OF AT 88.25P

14. Date and place of transaction
14 MAY 2007, LONDON

15. Total holding following notification and total percentage holding following
notification (any treasury shares should not be taken into account when calculating percentage)
0 (0%)

16. Date issuer informed of transaction
14 MAY 2007

If a person discharging managerial responsibilities has been granted options by
the issuer complete the following boxes

17 Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of shares or debentures involved (class and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be
fixed at the time of exercise
N/A

22. Total number of shares or debentures over which options held following notification
N/A

23. Any additional information
N/A

24. Name of contact and telephone number for queries
KATHRYN SILVERWOOD, 020 7408 9300

Name and signature of duly authorised officer of issuer responsible for making notification
KATHRYN SILVERWOOD - COMPANY SECRETARY
Date of notification
14 MAY 2007
....

END

END
RDSEALSLFDNXEFE

END